UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

MIDDLE KINGDOM ALLIANCE CORP.

(Name of Company)

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

595750497

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. None.	13D	Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Capital Ally Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,388,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,388,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%*
14	TYPE OF REPORTING PERSON* CO

*	Based on the beneficial ownership of 2,388,000 shares of Class B Common Stock of the Reporting Person and 3,420,305 shares of Class B Common Stock issued and outstanding as of November 13, 2008, the Reporting Person holds approximately 69.8% of the issued and outstanding Common Stock of the Company.

Item 1.	Security and Company.

This statement relates to the common stock, par value $0.001 per share (the “Class B Common Stock”), of Middle Kingdom Alliance Corp., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328.

Item 2.	Identity and Background.

This Schedule 13D is being filed by:

(1)	(a) – (c) Capital Ally Investments Limited (“Capital Ally”) is a British Virgin Islands company. The principal business of Capital Ally is investment holdings. The business address for Capital Ally is 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong.

Capital Ally is sometimes referred to herein as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The following entities and individuals are required to provide the information called for by Items 2 through 6 of this Schedule 13D due to their positions as controlling shareholders, directors and/or executive officers of the Reporting Person.

(2)	(a) – (c) GM Investment Company Limited (“GM Investment”), a Hong Kong company, owns 50% of Capital Ally. The principal business of GM Investment is investment holdings. The business address for GM Investment is 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong.

(3)	(a) – (c) Golden Meditech Company Limited, a Hong Kong company (“Golden Meditech”), owns 100% of GM Investment which owns 50% of Capital Ally. The business address for Golden Meditech is 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The principal business of Golden Meditech is investment holdings.

(4)	(a) – (c) Style Technology Development Limited, a Hong Kong company (“Style Technology”), owns 50% of Capital Ally. The registered address for Style Technology is Room 2702, Lucky Commercial Centre 103-109 DesVoeux Road West Hong Kong. The principal business of Style Technology is investment holdings.

(5)	(a) – (c) Mr. Kam Yu Kong, a Hong Kong citizen, is a Director of Capital Ally and a Director of GM Investment Company Limited. Mr. Kong’s address is c/o Capital Ally Investments Limited 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Mr. Kong is the beneficial owner of any securities covered by this Schedule 13D.

(6)	(a) – (c) Mr. Yuen Kam, a Hong Kong citizen, is a Director of Capital Ally, a Director of GM Investment and a Director of Golden Meditech. Mr. Kam’s address is c/o Capital Ally Investments Limited 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Mr. Kam is the beneficial owner of any securities covered by this Schedule 13D.

(7)	(a) – (c) Mr. Kuo Zhang, a Chinese citizen, is a Director of Capital Ally. Mr. Zhang’s address is c/o Capital Ally Investments Limited 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Mr. Zhang is the beneficial owner of any securities covered by this Schedule 13D.

(8)	(a) – (c) Mr. Dongping Fei, a Chinese citizen, is a Director of Capital Ally. Mr. Fei’s address is c/o Capital Ally Investments Limited 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Mr. Fei is the beneficial owner of any securities covered by this Schedule 13D.

(9)	(a) – (c) Ms. Lu Jin, a Hong Kong citizen, is a Director of Golden Meditech. Ms. Jin’s address is c/o Golden Meditech Company Limited, 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Ms. Jin is the beneficial owner of any securities covered by this Schedule 13D.

(10)	(a) – (c) Ms. Ting Zheng, a Chinese citizen, is a Director Golden Meditech. Ms. Zheng’s address is c/o Golden Meditech Company Limited, 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Ms. Zheng is the beneficial owner of any securities covered by this Schedule 13D.

(11)	(a) – (c) Mr. Tian Long Lu, a Chinese citizen, is a Director of Golden Meditech. Mr. Lu’s address is c/o Golden Meditech Company Limited, 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Mr. Lu is the beneficial owner of any securities covered by this Schedule 13D.

(12)	(a) – (c) Mr. Gang Cao, a Chinese citizen, is an Independent Non-Executive Director of Golden Meditech. Mr. Cao’s address is c/o Golden Meditech Company Limited, 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Mr. Cao is the beneficial owner of any securities covered by this Schedule 13D.

(13)	(a) – (c) Mr. Zong Ze Gao, a Chinese citizen, is an Independent Non-Executive Director of Golden Meditech. Mr. Gao’s address is c/o Golden Meditech Company Limited, 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Mr. Gao is the beneficial owner of any securities covered by this Schedule 13D.

(14)	(a) – (c) Mr. Qiao Gu, a German citizen is an Independent Non-Executive Director of Golden Meditech. Mr. Gu’s address is c/o Golden Meditech Company Limited, 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The disclosure of information in this Schedule 13D shall not be construed as an admission that Mr. Gu is the beneficial owner of any securities covered by this Schedule 13D.

(15)	(a) – (c) Nana Gong, a Chinese citizen, is a Director of Sinowill Holdings Limited since January 2008. Mrs. Gong has also worked in China Jianyin Investment Securities since August 2005. Ms. Gong holds a 64% equity interest in Style Technology, through which she exercises investment and voting control over Style Technology. Mrs. Gong is the wife of Mr. Zhang, a director of Capital Ally. Mrs. Gong’s address is c/o Style Technology Development Limited, Room 2702, Lucky Commercial Centre 103-109 DesVoeux Road West Hong Kong.

(d) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

All of the shares of Class B Common Stock beneficially held by the Reporting Person were paid for using cash contributed by the Reporting Person’s owners.

Item 4.	Purpose of Transaction.

The Company has stated in filings with the Securities and Exchange Commission (“SEC”) that: The Company was organized to serve as a vehicle for the purpose of effecting a merger, capital stock exchange, asset or stock acquisition, or other similar business combination with an unidentified operating business having its primary or substantial operations in the People’s Republic of China. On September 5, 2008, the Company entered into an Agreement and Plan of Merger, Conversion and Share Exchange (the “Merger Agreement”) with Pypo Digital Company Limited (“Pypo”) and its shareholders that contemplates a corporate re-domestication of the Company to the Cayman Islands and a share exchange with the Pypo shareholders that, if approved, would result in the Company’s stockholders holding securities in an entity called Pypo China Holdings Limited (“MK Cayman”), a Cayman Islands exempted company, which will own 100% of the issued and outstanding ordinary shares of Pypo (the “Business Combination”). The Company intends to seek stockholder approval of the proposed re-domestication and Business Combination as soon as possible after effectiveness of a Form S-4 registration statement filed with the SEC in connection with the re-domestication and Business Combination, but there is a possibility that the Company will not be able to conclude the business combination with Pypo by December 13, 2008 (after which date the Company would be required by its certificate of incorporation to liquidate if a Business Combination has not been completed); the Company therefore determined to seek stockholder approval to amend the Company’s charter to extend the time for completion of the business combination from December 13, 2008 to August 31, 2009 (the “Extension Amendment”).

The Reporting Person accordingly determined to seek to acquire more than 80% of the outstanding Class B common stock to enable adoption of the Extension Amendment.

Item 5.	Interest in Securities of the Company.

(a) Capital Ally is the beneficial owner of an aggregate of 2,388,000 shares of Class B Common Stock of the Company, representing approximately 69.8% of the total issued and outstanding shares of Class B Common Stock as of November 18, 2008. By virtue of their position as 50% shareholders of Capital Ally, GM Investment and Style Technology may be deemed to be beneficial owners having the power to direct the voting and disposition of the shares of Class B Common Stock held or controlled by Capital Ally. By virtue of its position as the sole shareholder of GM Investment, Golden Meditech may be deemed to be a beneficial owner having the power to direct the voting and disposition of the shares of Class B Common Stock held or controlled by Capital Ally. By virtue of her position as the a 64% shareholder of Style Technology, Nana Gong may be deemed to be a beneficial owner having the power to direct the voting and disposition of the shares of Class B Common Stock held or controlled by Capital Ally.

(b) Capital Ally has sole power to vote or direct the vote of 2,388,000 shares of Class B Common Stock of the Company and the sole power to dispose or direct the disposition of 2388,000 shares of Class B Common Stock of the Company.

(c) During the past 60 days, the Reporting Person has not effected any transactions relating to the Common Stock of the Issuer, other than as set forth in the following table. All purchases were made in privately negotiated transactions:

Date	Number of Shares	Price per Share
November 10, 2008	335,700	$8.38
November 10, 2008	114,200	$8.36
November 10, 2008	100,000	$8.39
November 14, 2008	342,000	$8.38
November 14, 2008	326,700	$8.38
November 14, 2008	106,800	$8.37
November 14, 2008	44,500	$8.36
November 14, 2008	112,200	$8.39
November 17, 2008	164,000	$8.37
November 17, 2008	97,500	$8.37
November 17, 2008	251,500	$8.39
November 18, 2008	67,900	$8.39
November 19, 2008	325,000	$8.38

(d) To the knowledge of the Reporting Person, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

In connection with the Reporting Person’s purchase of the shares of the Company’s Class B Common Stock described in this Schedule 13D, the Company’s directors, officers and initial sponsor have agreed in principle to transfer an aggregate of 226,125, or 50%, of their Class A warrants, to the Reporting Person upon closing of the business combination.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

10.1	In connection with the Reporting Person’s purchase of the shares of the Company’s Class B Common Stock described in this Schedule 13D, the Company’s directors, officers and initial sponsor have agreed in principle to transfer an aggregate of 226,125, or 50%, of their Class A warrants, to the Reporting Person upon closing of the business combination.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 20, 2008

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Samuel Kong Kam Yu
Name:	Samuel Kong Kam Yu
Title:	Authorized Signatory